UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

TeleNav, Inc.

File No. 333-162771 - CF#24246

TeleNav, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 30, 2009, as amended.

Based on representations by TeleNav, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through October 30, 2014
Exhibit 10.13.1	through October 30, 2014
Exhibit 10.13.2	through October 30, 2014
Exhibit 10.13.3	through October 30, 2014
Exhibit 10.14	through October 30, 2014
Exhibit 10.14.1	through October 30, 2014
Exhibit 10.14.2	through October 30, 2014
Exhibit 10.14.3	through October 30, 2014
Exhibit 10.14.4	through October 30, 2014
Exhibit 10.14.5	through December 8, 2014
Exhibit 10.14.6	through January 5, 2015
Exhibit 10.15	through December 8, 2014
Exhibit 10.15.1	through March 9, 2015
Exhibit 10.16	through October 30, 2014
Exhibit 10.16.1	through October 30, 2014
Exhibit 10.16.2	through October 30, 2014
Exhibit 10.16.3	through October 30, 2014
Exhibit 10.16.4	through October 30, 2014
Exhibit 10.16.6	through October 30, 2014
Exhibit 10.16.7	through October 30, 2014
Exhibit 10.16.8	through October 30, 2014
Exhibit 10.16.9	through October 30, 2014

Exhibit 10.16.10   through October 30, 2014
Exhibit 10.16.11   through October 30, 2014
.   Exhibit 10.16.12   through October 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal